Exhibit 99.1

Polyrizon Commences GMP Manufacturing Preliminary Process for its PL-14 Allergy Blocker in Preparation for Planned 2025 Clinical Trial

Eurofins CDMO Amatsiaquitaine S.A.S., the GMP manufacturer, to support Polyrizon in future commercialization efforts

Raanana, Israel, Jan. 23, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announces today it has commenced preliminary work related to the Good Manufacturing Practice (GMP) manufacturing process for its PL-14 allergy blocker in preparation for its planned 2025 clinical trial. The company works closely with Eurofins CDMO, having recently entered into a manufacturing agreement with Eurofins CDMO Amatsiaquitaine S.A.S.

Polyrizon is progressing with preparations for its planned 2025 clinical trial. The designated manufacturing facility is equipped to meet the clinical trial material (CTM) requirements, ensuring high-quality production and compliance with regulatory standards.

The trial aims to assess the safety and efficacy of PL-14 as an innovative allergy blocker, supporting Polyrizon’s commitment to addressing allergy-related health challenges with its proprietary nasal spray solutions.

“With the global nasal spray market projected to reach over $23 billion by 2029, driven by increasing demand for innovative and effective solutions, Polyrizon is proud to take this step forward in advancing our PL-14 allergy blocker toward clinical trial,” said Tomer Izraeli, CEO of Polyrizon. “By collaborating with Eurofins CDMO Amatsiaquitaine S.A.S., a leader in GMP manufacturing, we are committed to achieving the highest quality standards for our trial while addressing the market need with a novel intranasal solution that we believe has the potential to enhance current solutions.”

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

About Eurofins CDMO

As a prominent Contract Development & Manufacturing Organization (CDMO), Eurofins CDMO offers a powerful network of companies across Europe, North America and India that provide comprehensive, end-to-end solutions for preclinical and clinical outsourcing services. Eurofins CDMO is specialized in both Drug Substance / API and Drug Product development for Biologics and Small Molecules, helping (bio)pharmaceutical companies swiftly progress from the research phase to the clinical stages.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing of the commencement of its clinical trial, the growth of the global nasal spray market, its commitment to achieving the highest quality standards for its trial while addressing the market need with a novel intranasal solution that it believes has the potential to enhance current solutions and its future commercialization efforts. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-266745), dated October 24, 2024 and filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com